August 31, 2007

U.S. Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Attention. J. Cannarella

Re: Sonoran Energy, Inc.

File No.: 000-28915

Dear Mr. Cannarella:

First, let me apologize for the time that it has taken for the company to respond to the issues raised in your previous letters. The company has experienced 100% turnover in finance personnel over the past year and 80% turnover overall. The company has also relocated its home office. The final result of this level of change is that it took more time than I had anticipated to fully review the outstanding issues and develop appropriate responses. Going forward, the company hopes you will see a higher level of responsiveness and accuracy.

As a general comment my predecessors were under the impression that we would not need to re-file any documents as the changes, with the exception of the reserves, were not material items and wouldn’t impact an investor. The constant reference to amending previous returns will result in the 2006 10-KSB and 2 10-QSBs being filed just after the current 10-KSB, sending very confusing messages to investors and suggesting the Company is grossly in error. With the exception of the reserve numbers, most items requested are not material and concern information from two years ago. Our reserve data has been reviewed internally and by our external reserve engineers, Haas Petroleum Engineering Services. Our reviews continue to indicate that the reserve information included in prior year’s reports has adequate technical support.

Assuming we can justify our reserve numbers, we respectfully request that you reconsider the need for the Company to file amended Forms 10-KSB and 10-QSB. There is considerable time and expense involved with re-issuing filings through legal and audit review and we do not feel it is warranted at this time to provide information that really won’t affect investment decisions nor enhance the Company’s position.

Following are our comments to the Commission’s May 16, 2007 letter:

Form 10-KSB April 30, 2006

General

1. You did not electronically file your response letter dated March 26, 2007, as required by subparts 232.100 and 232.101 of Regulation S-T. Please electronically file your response letter as well as all further correspondence.

Response: We will file an edgarized copy of our response dated March 26, 2007 under separate cover.

We will ensure all future responses are done through the Edgar system.

Note 3.  Capital Assets, page F-15

2. We note your response to Comment 4 of our letter dated February 27, 2007. You have indicated that due to certain conditions precedent, including obtaining shareholder approval, the measurement date was a date other than the date when the terms of the agreement were agreed to and announced. Please note paragraph 4 of EITF 99-12 indicates that the date of measurement of the value of shares should not be influenced by the need to obtain shareholder or regulatory approval. Please provide us with your analysis of EITF 99-12 that supports the `use of the measurement date as the date of the shareholder approval.

Response: We were mistaken in our first response to say it was based on shareholder approval only. The earlier merger agreement contained a section - item 3.06 titled Unwind Period which stated:

Either Seller or Purchaser until Closing Date may decide not to complete, for any of the following reasons:

  Designated oil fields to be available to Seller are not available in the time period, at the cost previously negotiated and containing the approximate reserves represented; or

  Financing by purchaser for $36,000,000 is not demonstrable for undertaking certain acquisitions or drilling programs.

Financing by purchaser for $36,000,000 is not demonstrable for undertaking certain acquisitions or drilling programs.

On June 29, 2004, discussions were held at a general shareholders meeting of Baron Oil explaining the status of the sale to Sonoran.  At that meeting, it was clearly stated that Sonoran could not, at that time, demonstrate access to $36,000,000 for the acquisition and drilling programs. Recommendations were made to proceed with the merger, but no vote was taken and there was no formal waiver of the financing requirement.  This material uncertainty was not resolved until a majority of the shareholders tendered their shares on August 9, 2004.

Since August 9, 2004 was the first day that Sonoran could determine that all the conditions were met or waived it meets the criteria specified in EITF 99-12 paragraph 4 which references the earliest date on which the agreement became binding. To value the transaction at an earlier date when there were major issues to be resolved would misstate the value of the acquisition.

Please tell us if there was a material change in the price of your stock from the initial date of announcement to the date of the shareholder approval.

Response: The stock price on May 7/04, the date of the initial agreement was $1.49 per share vs. a price of $0.84 on August 9/04

Finally, please provide us and file a copy of the agreement regarding your merger with Baron Oil.

Response: The May 7, 2004 agreement was filed with the SEC as Exhibit 10.12 attached to a Form 8-K filed on November 14, 2005. It is included in this response as Schedule A at the end of the letter.

3. We note your response to comment 5 of our letter dated February 27, 2007 and that you do not agree that you discounted the value of your common stock by 50% when calculating the price paid for your acquisition of BPR Energy. Your response further indicates that your etc. Please note disclosure in Form 10KB.

Please clarify what the fair value of your common stock was at the measurement date and tell us whether a discount (haircut) was taken or not. We may have further comment.

On February 11, 2004 Sonoran Energy acquired the assets of the Louisiana operations from BPR Energy for 1,000,000 preferred shares with a face value of $15.00 per share. The common stock was trading at $1.95 per share.  Since there was no market for the preferred stock, its value is best determined by reference to the common stock.  The Preferred Shares were valued based on the maximum common shares that the preferred could be converted into at the current market price on (2,000,000 at 1.95 = $3,900,000) and reduced 50% to $1,950,000 to recognize restricted common stock and risk at conversion.

The accounting for this transaction was based on consultations between the SEC and our auditors. Unfortunately, we did not document which SEC staff member was consulted and we no longer engage the accounting firm, Cordovano and Honeck, which initiated the contact with the SEC and supported the resulting valuation.  The primary support for such a steep discount is that the shares had a minimum holding period of at least 18 months.   This is based on the fact that they could not be converted for at least 6 months and then had to be held for one year.  The actual conversion of the shares did not occur until July 7, 2005.  Because the price had fallen to $.77 by then, 2,000,000 shares were in fact issued.  The final accounting for this transaction reflects that twice as many shares were issued but the overall valuation of the transaction was unchanged due to a significant drop in the value of the referenced common stock.   While the initial approach that was used to account for his transaction may be less than perfect, we believe that this transaction was properly valued.

Statements of Operations

4. We note that you recorded legal settlement expense of$427,143 for the three months ended January 31, 2007 and $796,272 for the nine months ended January 31, 2007. However, it appears that you did not record any related amounts for the six months ended October 31, 2006.

Response: We have prepared an amended Form 10-QSB for October 31, 2006 and will be submitting it shortly. Upon reviewing the whole legal settlement issue Management felt that certain things could be considered as known in the 2nd Quarter and has agreed to amend the Form 10-QSB to reflect the appropriate amount of legal settlement expense.

5. Other income and expense are normally non-operating expenses comprised of items such as dividends earned and interest income and expense. See Regulation S-X, Rule 5-03(b) (7)-(9). In this regard, please address the classification of the Legal Settlement Expense.

Response: On future filings this item will be shown as part of the expenses included prior to “Loss from Operations:” In addition, we will file amended 10-QSB for the six month ended October 31, 2006 which will have legal expense settlement as a component of “Loss from Operations:”

On a related note, tell us why the requirements of Regulation S-X, Rule 4-10(c) (6) (i) should not be followed for the gain on the sale of these properties.

Response: The effect of the sale was to liquidate the entire full cost pool thereby making gain recognition appropriate.

Note 5, Note Payable re: Legal Settlement

6. In regards to the Longbow, LLC v. Sonoran Energy Inc. action, address why the costs associated with arranging for the removal of liens and for the retirement of certain obligations do not appear to have been expensed.

Response: As these costs are incurred they will be included in our reporting as part of the legal settlement expense.

General

7. As previously communicated in our prior correspondence we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all the information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy of the disclosures they have.

Response: The management of the Company is aware of their responsibility in ensuring that our published statements are correct, informative and not materially inaccurate for use by the investing public.

Our occasional reliance on third party expertise, who state that their report to us is SEC compliant, and is subsequently found to be deficient in the eyes of Commission, is not a defense but an observation that the management of the Company felt they needed or were required to obtain "expertise" in a given subject area and did just that to try and ensure accuracy and compliance.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

“Sonoran Energy, Inc does hereby acknowledge:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sonoran Energy, Inc - August 5, 2007”

In addition, please be advised that the Division of Enforcement has access to all info you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

.

Response: We are so advised.  We have included our last letter as Attachment B for your review.

Engineering Comments

Form 10-KSB for the Year Ended April 30, 2006

General

8. Please include page numbers in your future document filings with us.

Response: This will be done

9. Please file electronically (on Edgar) all your prior responses, both in your 3-26-07 letter and your undated bound volume.

Response:  We will file electronically our prior response but will not be filing the unbound volume. The unbound volume is huge and as stated by your letter of My 16, 2007 did not address the questions that were posed in your Feb 27, 2007 letter.  There does not appear to be any reason to go to the expense of trying to edgarize the voluminous unbound material which has no useful information.

Description of Property

Reserves, Acreage and Sales Price

10. Your supplemental info did not include support for the two of the three largest proved undeveloped locations - Crosby 36A-1 and Crosby 25-1. Without complete technical info, we are unable to accept your attribution of PUD reserves here. Please amend your document to delete these volumes from your disclosed proved reserves.

Response: We respectfully submit the attached report (see Attachment 1) from our internal Reservoir Engineer which documents our analysis of these two wells. We strongly feel that we have sufficient credible data to support the reported reserves. The reserves have also been evaluated twice by our external experts, Haas and Associates. If the attached document does not shed enough new light on our thought process to resolve this issue, we would suggest a detail face to face working session to discuss your concerns.

11. Your technical info concerning the Ann McKnight 1701 PUD location does not appear to indicate reasonable certainty of recovery for the disclosed proved reserves. The structurally equivalent offset well #101 - produced an average 24 BOPD over the last 12 months of available public domain production data. Given the apparent high permeability - indicated by the 1000+ BFPD flow rates – there is substantial likelihood of significant prior depletion. Unless you have additional support, please amend your document to remove the PUD reserves attributed here.

Response: Our internal assessment and the results of our external reserves review by Haas Petroleum Engineering Services (HPES) continue to support that this is a viable PUD location. Additional support is provided in Attachment 2. Please note that HPES has significant experience with East Texas producing properties and three of their engineers concurred with Madison Energy Advisors that the AMU #1701 was a viable PUD candidate.

12. In comment 10 of our February 27, 2207 letter we asked for reconciliation and explanation for the $15/BOE production costs you used in estimating your yearend 2006 proved reserves and standardized measure and the $50/BOE production costs you incurred during fiscal 2006. Your response did not address the issue with quantitative support.

In your response 11 to our February 27, 2007 letter, you revised your proved reserves and standardized measure with the incorporation of production costs equivalent to $20 BOE. We note that your revised third party engineering report utilizes $2.082 million ( $104 thousand/month) in lease operating expenses ( production costs less taxes) for the production of 399MBOE ( $5.21/BOE) in the projected 20 months beginning April 30, 2006.

For the 12 months ending April 30, 2006, you incurred $1.225 million ($102 thousand/month) in LOE while producing 26.5 MBOE($46/BOE) FAS 69, para 30(b) requires estimated production costs to be based on year end figures, assuming the continuation of existing economic conditions. It appears that your estimated year end production costs do not meet this criterion and should be appreciably higher.

This view is supported by the disclosure in the operations section of your January 31, 2007 Form 10-QSB wherein you discuss the high operating costs you have incurred. Please furnish to us line item reconciliation and justification between your historical production cost components and those component figures that you used to estimate your revised year-end 2006 proved reserves and standardized measure. Alternatively amend your document to delete those proved reserves to which you cannot justify year end production costs.

Response: The reserves report $15/BOE ($14.60) cost number refers to all proved reserve categories including PDP, PDNP, & PUD. The PDNP & PUD categories are of course for wells that had not been brought on line as of the publishing of the reserves report. Accordingly, there are no actual operating costs for these wells. Instead we inferred cost based on actual operations for comparable properties as of the end of fiscal year 2006. Sonoran Energy was in an unusual situation in its genesis whereby only 22% on a BOE reserves basis and 18% PV10 basis were attributed to PDP reserves. A significant factor in the lower assumed cost is that fixed costs of personnel will now be spread over a broader operations base as more wells are brought into the PDP category.  Additional support is shown in Attachment 3.

Item 7 - Financial Statements, Page F-1

Proved Oil and Gas Reserve Quantities (unaudited), page F-24

13. In comment eight of our February 27, 2007 letter, we asked you to expand your proposed disclosure, as previously requested, to include the following:

  - proved developed reserves for each year as required FAS 69, paragraph 10: and,

  - two years of reconciliation of proved reserve changes for the prior two fiscal years as required by FAS 69, paragraph 7

You responded that you would do so in your next Form 10-KSB. Since this is important information, please amend your current document to disclose this.

Response: The data that is missing is from fiscal year 2005. For that year, the Company should have reported 321,000 barrels of oil and a standardized value of $4.4 million. These are amounts are immaterial and reflect the early stage of development for the company at that point in time. We do not believe that these amounts are material enough to go through the time and expense to reissue a statement that is a year old. Also, please keep in mind that we have changed auditors since that submission. The time, effort, legal expense and audit expense to re-issue these statements is clearly non-value added. Also note that we have just issued our 2007 10KSB which will meet the FAS 69 requirements.

Form 10-QSB for the Quarterly Period Ended October 31, 2006

Analysis of Operations Results of operations for the six months ended October 31, 2006 compared to the six months ended October 31, 2005.

Revenues

14. In comment 13 of our February 27, 2007 letter, we asked that you amend your document to disclose the oil and gas production figures and realized prices applicable to the revenues for both periods that you are comparing. Your response provided us with these figures, but you did not amend your document nor did you include the appropriate corresponding figures in your January 31, 2007 Form 10-QSB filed concurrently with your response. Please amend your prior two Forms 10-QSB per our comment 134.

Response:   We will issue amended Q’s for October 31, 2006 and January 31, 2007 to show the following items for each period:

Oil Production- Bbls, Revenue, Price per barrel

Gas production-Mcf, Revenue, Price per Mcf

In addition we included this information in the recently filed 10-KSB.

My primary goal is to ensure that Sonoran Energy complies with all applicable SEC reporting requirements in the most efficient manner possible. At this stage in our development, we cannot afford to spend a significant share of our limited resources on restatements that will have above average costs due to changes in personnel and service providers, and have little value, due to the age of the restatements being provided. We clearly need to re-issue our 10QSBs for the periods ended October 31, 2006 and January 31, 2007, but we believe that the other issues are best addressed by being reported properly in future filings.

Should any member of the Staff have any questions or comments concerning the enclosed materials, please contact the undersigned at 214-389-3490.   We look forward to your favorable response on the issues addressed in this letter.

Andrew G. Williams

Senior VP Finance